SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 August 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Binding Offer for InterContinental Paris-Le Grand

Exhibit No: 99.1

IHG RECEIVES BINDING OFFER FOR
INTERCONTINENTAL PARIS - LE GRAND OF €330 MILLION

7 AUGUST 2014 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that it has received a binding offer from Constellation Hotels Holding Limited ("Constellation") to acquire InterContinental Paris - Le Grand (the "Hotel"). The proposed purchase price is €330 million ($442 million1), payable in cash at completion. Constellation has made a further commitment to invest over time an estimated €60 million in future hotel renovations.

The terms of the offer are such that IHG would retain a 30 year management contract on the Hotel, with three 10 year extension rights at IHG's discretion, giving an expected contract length of 60 years. Management fees are expected to be approximately €4m ($5m1) per annum.

The Hotel, which is located in the heart of Paris overlooking the Opera House, has 470 guest rooms, including 70 suites. It first opened in 1862 and has operated under the InterContinental brand since 1982. In 2013, the Hotel generated revenues of $118m and EBIT of $22m, and as at 30 June 2014, had a net book value of $342m. Cash taxes payable on the potential transaction are not expected to exceed $5m.

Following receipt of the offer, IHG has agreed to a period of exclusivity with Constellation, and, in line with applicable French legal requirements, IHG will enter into an information and consultation period with the relevant employees' representatives.

A further announcement will be made in due course.

Richard Solomons, Chief Executive Officer of IHG commented:

"The InterContinental Paris - Le Grand is an exceptional property and is an iconic hotel in our portfolio. This announcement demonstrates the continued successful implementation of our asset-light strategy and the strength of our relationship with Constellation, following its recent purchase of InterContinental London Park Lane and its majority investment in InterContinental New York Barclay. This potential transaction is yet another example of the enduring appeal of InterContinental as one of the world's leading luxury hotel brands."

For further information, please contact:

Investor Relations (David Kellett; Isabel Green): +44 (0) 1895 512176
Media Relations (Yasmin Diamond; Zoë Bird): +44 (0) 1895 512008

Notes to Editors:

About IHG

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 80 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages, or owns over 4,700 hotels and 693,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

About Constellation Hotels Holding Limited

Constellation Hotels Holding Limited is a Luxembourg-based holding company, whose main focus is the long-term investment and development of real estate and hotels across the globe. It currently holds a portfolio of five-star hotels, commercial and office buildings in the main European capitals and the US.

1   $ equivalents have been converted at current exchange rates with final $ amounts dependent on the exchange rate on the date of completion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	07 August 2014